Filed by Pampa Energía S.A. (Pampa Energy Inc.) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d‑2(b) under the Securities Exchange Act of 1934
Subject Company:  Petrobras Argentina S.A.
Filer’s Commission File Number: 001‑34429
Subject Company’s Commission File Number: 333‑155319
Date: October 5, 2016

Comparison of Mandatory Cash Tender Offer Price

On October 4, 2016, Pampa Energía S.A., an Argentine corporation (“Pampa Energía”), made a filing (the “Filing”) with the Argentine Securities Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) setting forth a comparison of the price offered by Pampa Energía in its mandatory cash tender offer for Class B Shares of Petrobras Argentina S.A. with the valuations furnished by Puente Hnos. S.A. and Finanzas & Gestión S.A. An English-language translation of the Filing is attached as Exhibit 1.

Additional Information and Where to Find It

The tender offer and the exchange offer referenced in this communication have not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Pampa Energía will file with the U.S. Securities and Exchange Commission (“SEC”). If the tender offer and the exchange offer are commenced, Pampa Energía will file a tender offer statement on Schedule TO (and may later file amendments thereto) and a registration statement on Form F‑4 (and may later file amendments thereto), and Petrobras Argentina will file a Solicitation/Recommendation Statement on Schedule 14D‑9 (and may later file amendments thereto), in each case, with the SEC with respect to the tender offer and the exchange offer. Pampa Energía and Petrobras Argentina may also file other documents with the SEC regarding the transaction. THE TENDER OFFER AND EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL, AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER AND EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. PETROBRAS ARGENTINA SHAREHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF PETROBRAS ARGENTINA SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING SELLING OR EXCHANGING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal, the Offer to Exchange, the related Letter of Transmittal and certain other tender offer and exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Petrobras Argentina shares at no expense to them. The tender offer and exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Pampa Energía’s Investor Relations department at +54‑11‑4344‑6000 or at investor@pampaenergia.com.

In addition to the Offer to Purchase, the related Letter of Transmittal, the Offer to Exchange, the related Letter of Transmittal and certain other tender offer and exchange offer documents, as well as the Solicitation/Recommendation Statement, Pampa Energía and Petrobras Argentina file annual and current reports and other information with the SEC. You may read and copy any reports or other information filed by Pampa Energía and Petrobras Argentina at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1‑800‑SEC‑0330 for further information on the public reference room. Pampa Energía’s and Petrobras Argentina’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This communication may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company or the transaction, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

2

Exhibit 1

Buenos Aires, October 4, 2016

COMISIÓN NACIONAL

DE VALORES

MERCADO DE VALORES

DE BUENOS AIRES

Ref.: Cash Tender Offer – Comparative chart, Art. 28 from Chapter II, Title III of the CNV Regulation.

Dear Sirs,

I address the Comisión Nacional de Valores (“CNV”) and Mercado de Valores de Buenos Aires in my capacity as Responsible of Market Relations of Pampa Energía S.A. (‘Pampa’ or the ‘Company’) to attach a comparative price chart, required by article 28 of Chapter II, Title III of CNV Regulations, in relation to the Mandatory Cash Tender Offer to be made by the Company regarding Petrobras Argentina S.A. Class B, Ordinary shares with a nominal value of AR$1 each, with one vote per share.

The values included in Exhibit I are derived from the valuation reports of Petrobras Argentina S.A. furnished by Puente Hnos. S.A. and Finanzas & Gestión S.A., which were made public in the relevant event of the Company published on May 23, 2016 in the AIF of the CNV.

Sincerely,

______________________

María Agustina Montes

Responsible of Market Relations

Exhibit I

Comparative Chart of Prices

Mandatory Cash Tender Offer

Criteria	Value per Share in Argentine Pesos	Weight granted by each valuator
Shares Equity Value	Both F&G and Puente arrived at a value of AR$6.94 per share, considering the Company´s Consolidated Financial Statements for the intermediate period of three months ending on March 31st 2016.	F&G: 10% Puente: 5%
Discounted Cash Flow Valuation	Puente: Average Price per Share AR$9.29. F&G: Average Price per Share AR$9.54.	F&G: 60% Puente: 80%
Share Market Value	Both F&G and Puente obtained an Average Price per Share of AR$8.79	F&G: 30% Puente: 10%
Applicable Indicators to companies of comparable business	Puente used this criteria and obtained a Price per Share of AR$9.62	Puente: 5%
Price Offered by Pampa Energía S.A.	$10.3735

Based on a weighed combination of the results obtained using each of the above methods, Puente estimated a Price per Share for the shares of Petrobras Argentina S.A. in a range from AR$8.79 to AR$9.62.

Based on a weighed combination of the results obtained using each of the above methods, F&G estimated a Price per Share for the shares of Petrobras Argentina S.A. in a range from AR$8.69 to AR$9.53.

As per the resolution of the Board of Directors in the meeting held on September 7, 2016, the Company will offer a Price of AR$10.3735 per Share in the Mandatory Cash Tender Offer.  On September 22, 2016, the Board of Directors of the CNV formally approved the Cash Tender Offer.